ABA Retirement Funds Fund Performance	AMERICAN BAR ASSOCIATION MEMBERS/NORTHERN TRUST COLLECTIVE TRUST
Free Writing Prospectus Dated October 9, 2012
Relating to Prospectus Dated April 26, 2012
Periods Ended September 30, 2012	Filed Pursuant to Rule 433
Registration No. 333-180291

The American Bar Association Members/Northern Trust Collective Trust (the “Collective Trust”) has filed a registration statement (including the Prospectus dated April 26, 2012) with the Securities and Exchange Commission (the “SEC”) relating to the offering of the Funds under the Collective Trust. This communication shall be delivered together with, or shall be preceded by delivery of, the Prospectus and any supplements thereto (which delivery may be made constructively). Before you invest, you should read the Prospectus, including any supplements thereto, and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and the Funds. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the Prospectus from the ABA Retirement Funds program (the “Program”) by calling toll free (800) 348-2272 or at http://www.abaretirement.com/images/pdf/prospectus.pdf The Fund returns reported herein do not reflect routine adjustments made in accordance with GAAP in connection with year-end audits for financial statement reporting purposes.

The tables below show the total return, after expenses, of the listed Funds for the periods presented. Please refer to the Prospectus for more complete information regarding the Funds and the Program, including fees and expenses and additional information relating to calculation of historical performance. Not all of the Funds have had the same Investment Advisor(s) for the entire period(s) for which performance is presented. Further, the various fees and expenses of the Program and of the respective Funds may have changed during the period(s) for which performance is presented. Past performance is not a guarantee or indicator of future results and current performance may be higher or lower than the performance shown. The Funds are not mutual funds and are not registered as investment companies under the Investment Company Act of 1940 and, therefore, are not subject to compliance with the requirements of such Act or the protections afforded thereunder. In addition, units of the Funds are not deposits of or obligations of, or guaranteed or endorsed by, Northern Trust Investments, Inc., The Northern Trust Company, or their respective affiliates, are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency, and involve risks including the possible loss of principal.

Managed Funds

Fund Name	Funds in					Annualized		Inception to Date or
Comparative Benchmarks	Morningstar Category	1 Month	3 Months	Year to Date	1 Year	3 Year	5 Year	10 Year Annualized [1]

Stable Asset Return Fund (inception 9/5/95, redesigned 12/8/10)		0.11%	0.34%	1.02%	1.34%	1.26%	2.05%	2.82%
Hybrid Benchmark [2]		0.03%	0.09%	0.29%	0.40%	1.41%	2.41%	2.99%
Three Year Constant Maturity Treasury Yield		0.03%	0.09%	0.29%	0.40%	0.83%	1.33%	2.42%

Bond Core Plus Fund (inception 9/5/95)		0.58%	2.27%	6.56%	7.50%	6.39%	6.95%	5.57%
Broad Market Benchmark [3]		0.14%	1.58%	3.99%	5.16%	6.19%	6.53%	5.32%
Morningstar Category Average [7]	1,262	0.57%	2.56%	6.24%	7.73%	7.17%	6.36%	5.28%

Large Cap Equity Fund (inception 7/2/09)		2.78%	6.09%	15.77%	27.27%	12.86%	—	16.35%
Broad Market Benchmark [4]		2.57%	6.31%	16.28%	30.06%	13.27%	—	17.29%
Morningstar Category Average [7]	1,816	2.41%	6.08%	14.27%	27.05%	10.91%	—	—

Small-Mid Cap Equity Fund (inception 7/2/09)		2.10%	4.66%	11.32%	26.08%	11.67%	—	16.08%
Broad Market Benchmark [5]		2.60%	5.57%	14.33%	30.93%	14.06%	—	18.97%
Morningstar Category Average [7]	138	2.63%	5.59%	11.72%	27.23%	11.80%	—	—

International All Cap Equity Fund[8] (inception 9/5/95, redesigned 7/2/09)		3.82%	8.16%	11.91%	17.25%	3.94%	-4.69%	7.70%
Broad Market Benchmark [6]		3.74%	7.40%	10.38%	14.48%	3.17%	-4.12%	9.84%
Morningstar Category Average [7]	851	3.11%	6.61%	11.04%	16.01%	2.70%	-5.09%	7.79%

1   Inception to date returns are annualized. Where a Fund has greater than 10 years of performance history, the 10 year annualized return is reported.

2   Effective December 8, 2010, the Stable Asset Return Fund restructured its investment portfolio and engaged a new line-up of Investment Advisors. In connection therewith, the benchmark of the Fund was changed from a combination of 70% Ryan Labs Three Year GIC Index / 30% iMoneyNet MFR Prime Institutional Money Market Fund Average to the Three Year Constant Maturity Treasury Yield. Accordingly, the Hybrid Benchmark represents, for periods prior to January 1, 2011, the 70% Ryan Labs Three Year GIC Index / 30% iMoneyNet MFR Prime Institutional Money Market Fund Average and, for periods on and after January 1, 2011, the Three Year Constant Maturity Treasury Yield.

3   The Broad Market Benchmark for the Bond Core Plus Fund is the Barclays Capital U.S. Aggregate Bond Index.

4   The Broad Market Benchmark for the Large Cap Equity Fund is the Russell 1000 Index.

5   The Broad Market Benchmark for the Small-Mid Cap Equity Fund is the Russell 2500 Index.

6   The Broad Market Benchmark for the International All Cap Equity Fund is the MSCI All Country World Ex-US Index.

7   A description of the Morningstar Category Average is detailed on the Disclosure page.

8   As described in the Prospectus, the trustee of the Collective Trust may utilize fair value pricing adjustments for the Fund in certain circumstances that may at certain times result in a difference in the Fund’s net asset value in comparison to that which would have resulted based on the Fund’s more customary pricing methodology. The Morgan Stanley Capital International (“MSCI”) All Country World Ex-U.S. Index does not apply fair value pricing adjustments, and the reported Index returns would not be adjusted for any fair value pricing adjustments made by the Fund.

ABA Retirement Funds
Fund Performance
Periods Ended September 30, 2012

Managed Funds Continued

Fund Name	Funds in					Annualized
Comparative Benchmarks	Morningstar Category	1 Month	3 Months	Year to Date	1 Year	3 Year	5 Year	Inception to Date[1]

Global All Cap Equity Fund[2] (inception 1/17/12)		3.36%	7.23%	—	—	—	—	10.57%
Broad Market Benchmark [3]		3.15%	6.84%	—	—	—	—	9.63%
Morningstar Category Average [6]	1,064	2.86%	6.33%	—	—	—	—	—

Real Asset Return Fund (inception 7/7/09)		0.13%	3.17%	7.65%	13.11%	10.99%	—	14.82%
Custom Benchmark [7]		0.19%	3.35%	8.39%	14.14%	11.97%	—	15.57%
Core Consumer Price Index [8]		—	—	—	—	—	—	—

Alternative Alpha Fund (inception 1/17/12)		1.43%	4.28%	—	—	—	—	5.30%
Custom Benchmark [4]		0.93%	3.54%	—	—	—	—	8.46%

Fund Closed to New Investments

Fund Name	Funds in					Annualized		Inception to
Comparative Benchmarks	Morningstar Category	1 Month	3 Months	Year to Date	1 Year	3 Year	5 Year	Date or 10 Year Annualized [1]

Balanced Fund (closed to new investments as of 7/2/09)		1.89%	4.54%	11.92%	18.92%	10.46%	2.71%	7.18%
Custom Benchmark [5]		1.60%	4.41%	11.37%	19.80%	10.77%	3.80%	7.46%
Morningstar Category Average [6]	949	1.71%	4.58%	10.52%	17.84%	8.71%	2.02%	6.86%

1   Inception to date returns are annualized where a fund has greater than 1 year of history. Where a Fund has greater than 10 years of performance history, the 10 year annualized return is reported.

2   As described in the Prospectus, the trustee of the Collective Trust may utilize fair value pricing adjustments for the Fund in certain circumstances that may at certain times result in a difference in the Fund’s net asset value in comparison to that which would have resulted based on the Fund’s more customary pricing methodology. The MSCI All Country World Index does not apply fair value pricing adjustments, and the reported Index returns would not be adjusted for any fair value pricing adjustments made by the Fund.

3   The Broad Market Benchmark for the Global All Cap Equity Fund is the MSCI All Country World Index.

4   The Custom Market Benchmark for the Alternative Alpha Fund is 50% Standard & Poor’s 500 Index/50% Barclays Capital U.S. Aggregate Bond Index.

5   The Custom Market Benchmark for the Balanced Fund is 60% Russell 1000 Index /40% Barclays Capital U.S. Aggregate Bond Index.

6   A description of the Morningstar Category Average is detailed on the Disclosure page.

7   The Custom Benchmark for the Real Asset Return Fund is the composite performance of the benchmarks for the three underlying asset classes to which the Real Asset Return Fund allocates assets. The benchmarks comprising the Custom Benchmark currently include the Dow Jones US Select REIT Index, the Dow Jones UBS Commodity Index and the Barclays Capital US Treasury Inflation Protected Securities Index and are weighted based on the Fund’s target allocations to the asset classes to which such benchmarks relate.

8   The return of the Core CPI is not available as of the date of this publication. The Core CPI is a measure of the average change over time in prices paid by urban consumers for a market basket of consumer goods and services, excluding food and energy

ABA Retirement Funds
Fund Performance
Periods Ended September 30, 2012

Index Funds

Fund Name
	Funds in					Annualized		Inception to Date or 10 Year Annualized [1]
Comparative Benchmarks	Morningstar Category	1 Month	3 Month	Year to Date	1 Year	3 Year	5 Year

Bond Index Fund[2] (inception 2/3/09)		0.07%	1.37%	3.38%	4.32%	5.36%	—	6.01%
Broad Market Benchmark [3,4]		0.14%	1.58%	3.99%	5.16%	6.19%	—	6.90%
Morningstar Category Average [11]	1,262	0.57%	2.56%	6.24%	7.73%	7.17%	—	—

Large Cap Index Equity Fund[2] (inception 2/9/09)		2.54%	6.16%	15.83%	29.28%	12.34%	—	16.51%
Broad Market Benchmark [5]		2.58%	6.35%	16.44%	30.20%	13.20%	—	17.28%
Morningstar Category Average [11]	1,816	2.41%	6.08%	14.27%	27.05%	10.91%	—	—

All Cap Index Equity Fund (inception 9/5/95)		2.54%	6.02%	15.43%	29.16%	12.39%	0.67%	7.88%
Broad Market Benchmark [6]		2.63%	6.23%	16.13%	30.20%	13.26%	1.30%	8.49%
Morningstar Category Average [11]	95	2.23%	5.71%	13.67%	26.20%	10.54%	-0.09%	9.89%

Mid Cap Index Equity Fund[2] (inception 2/3/09)		1.89%	5.25%	13.18%	27.62%	13.41%	—	22.35%
Broad Market Benchmark [7]		1.94%	5.44%	13.77%	28.54%	14.33%	—	22.27%
Morningstar Category Average [11]	454	2.14%	5.32%	12.10%	26.08%	11.27%	—	—

Small Cap Index Equity Fund[2] (inception 2/3/09)		3.23%	5.05%	13.58%	30.94%	11.99%	—	20.87%
Broad Market Benchmark [8]		3.28%	5.25%	14.23%	31.91%	12.99%	—	20.15%
Morningstar Category Average [11]	693	2.88%	5.37%	12.47%	29.95%	12.52%	—	—

International Index Equity Fund[2,9] (inception 3/3/09)		3.68%	6.66%	9.82%	14.83%	2.39%	—	18.11%
Broad Market Benchmark [10]		3.74%	7.40%	10.38%	14.48%	3.17%	—	19.77%
Morningstar Category Average [11]	851	3.11%	6.61%	11.04%	16.01%	2.70%	—	—

1   Inception to date returns are annualized. Where a Fund has greater than 10 years of performance history, the 10 year annualized return is reported.

2   The Index Funds introduced in February and March 2009 experienced tracking error for periods from inception through September 24, 2009 due to a difference in timing of investment of contributions by participants in the underlying funds in which the respective Funds invest and also a difference in timing of redemptions of investments of participants out of such underlying funds (in addition to the impact of Fund expenses). Since September 25, 2009, each of the Index Funds has been invested in an underlying fund that matches the timing of contributions and redemptions, which the trustee of the Collective Trust believes should lower future tracking error after taking into account the impact of Fund expenses.

3   Index since inception data reflects performance from 2/2/09.

4   The Broad Market Benchmark for the Bond Index Fund is the Barclays Capital U.S. Aggregate Bond Index.

5   The Broad Market Benchmark for the Large Cap Index Equity Fund is the Standard & Poor’s 500 Index.

6   The Broad Market Benchmark for the All Cap Index Equity Fund is the Russell 3000 Index.

7   The Broad Market Benchmark for the Mid Cap Index Equity Fund is the Standard & Poor’s Mid Cap 400 Index.

8   The Broad Market Benchmark for the Small Cap Index Equity Fund is the Russell 2000 Index.

9   As described in the Prospectus, the trustee of the Collective Trust may utilize fair value pricing adjustments for the Fund in certain circumstances that may at certain times result in a difference in the Fund’s net asset value in comparison to that which would have resulted based on the Fund’s more customary pricing methodology. The MSCI All Country World Ex-U.S. Index does not apply fair value pricing adjustments, and the reported Index returns would not be adjusted for any fair value pricing adjustments made by the Fund.

10   The Broad Market Benchmark for the International Index Equity Fund is the MSCI All Country World Ex-U.S. Index.

11   A description of the Morningstar Category Average is detailed on the Disclosure page.

ABA Retirement Funds
Fund Performance
Periods Ended September 30, 2012

Pre-Mixed Diversified Funds
Retirement Date Funds

Fund Name	Funds in					Annualized
	Morningstar							Inception to
Comparative Benchmarks	Category	1 Month	3 Month	Year to Date	1 Year	3 Year	5 Year	Date [1]

Lifetime Income Retirement Date Fund (inception 8/9/06)		1.10%	3.19%	8.04%	13.08%	7.65%	3.93%	4.81%
Custom Benchmark [2]		1.16%	3.46%	8.76%	14.06%	8.77%	4.79%	5.71%
Morningstar Category Average [3]	286	1.18%	3.60%	8.16%	12.44%	7.38%	2.96%	—

2010 Retirement Date Fund (inception 8/8/06)		1.09%	3.52%	9.31%	15.33%	9.51%	4.07%	5.31%
Custom Benchmark [2]		1.16%	3.78%	10.05%	16.33%	10.56%	4.66%	6.01%
Morningstar Category Average [3]	160	1.37%	3.82%	8.29%	13.20%	7.70%	1.88%	—

2020 Retirement Date Fund (inception 8/2/06)		1.59%	4.62%	11.66%	20.07%	11.04%	3.21%	5.39%
Custom Benchmark [2]		1.65%	4.91%	12.37%	20.97%	12.01%	3.73%	5.89%
Morningstar Category Average [3]	229	1.58%	4.44%	9.99%	16.56%	8.53%	1.09%	—

2030 Retirement Date Fund (inception 8/2/06)		1.97%	5.17%	12.60%	22.15%	11.14%	2.00%	4.80%
Custom Benchmark [2]		2.03%	5.48%	13.28%	22.98%	12.07%	2.56%	5.30%
Morningstar Category Average [3]	229	1.93%	5.15%	11.43%	19.65%	8.88%	0.02%	—

2040 Retirement Date Fund (inception 8/3/06)		2.44%	5.71%	13.14%	23.52%	10.37%	1.08%	4.14%
Custom Benchmark [2]		2.51%	6.08%	13.82%	24.24%	11.30%	1.69%	4.81%
Morningstar Category Average [3]	225	2.14%	5.54%	12.23%	21.43%	9.03%	-0.36%	—

2050 Retirement Date Fund (inception 1/17/12)		2.44%	5.73%	—	—	—	—	10.13%
Custom Benchmark [2]		2.51%	6.08%	—	—	—	—	10.73%
Morningstar Category Average [3]	205	2.16%	5.65%	—	—	—	—	—

1   Inception to date returns are annualized where a fund has greater than 1 year of history.

2   Effective from and after June 29 2012, the custom benchmark for the Retirement Date Funds have included some or all of the Barclays Capital U.S. Long Government Bond Index, the Barclays Capital U.S. Aggregate Bond Index, the Barclays Capital US High Yield Very Liquid Index, the Barclays Capital 1-3 Year Government/Credit Index, the Barclays Capital U.S. Treasury Inflation Protected Securities, which we refer to as U.S. TIPS, Index, the S&P 500®, the MSCI All Country World Ex-U.S. IMI Index, the Russell Small Cap Completeness®, the DJ UBS Roll Select Commodity IndexSM and the FTSE EPRA/NAREIT Global Developed Liquid Index and are weighted based on each Fund’s respective current target allocations to the asset classes to which such benchmarks relate.

3   A description of the Morningstar Category Average is detailed on the Disclosure page.

ABA Retirement Funds
Fund Performance
Periods Ended September 30, 2012

Target Risk Funds

Fund Name	Funds in					Annualized
	Morningstar							Inception to
Comparative Benchmarks	Category	1 Month	3 Month	Year to Date	1 Year	3 Year	5 Year	Date[1]

Conservative Risk Fund (inception 7/7/09)		0.62%	2.30%	6.09%	9.69%	7.25%	—	9.47%
Custom Benchmark [2]		0.69%	2.54%	6.72%	10.53%	8.18%	—	10.37%
Morningstar Category Average [3]	733	1.21%	3.65%	8.31%	13.02%	7.68%	—	—

Moderate Risk Fund (inception 7/7/09)		1.43%	3.82%	9.04%	15.21%	8.23%	—	11.84%
Custom Benchmark [2]		1.55%	4.20%	9.66%	15.94%	9.22%	—	12.87%
Morningstar Category Average [3]	949	1.71%	4.58%	10.52%	17.84%	8.71%	—	—

Aggressive Risk Fund (inception 7/7/09)		2.20%	5.24%	11.36%	19.74%	8.96%	—	14.06%
Custom Benchmark [2]		2.28%	5.60%	12.03%	20.39%	9.87%	—	14.87%
Morningstar Category Average [3]	494	2.13%	5.30%	11.27%	19.90%	8.62%	—	—

1   Inception to date returns are annualized.

2   The Custom Benchmark for each of the Target Risk Funds is the composite performance of the respective benchmarks for the underlying asset classes to which the respective Target Risk Funds allocate assets. The respective benchmarks comprising the Custom Benchmarks currently include some or all of the Barclays Capital U.S. Aggregate Bond Index, the Barclays Capital U.S. Treasury Inflation Protected Securities Index, the Dow Jones U.S. Select REIT Index, the Dow Jones-UBS Commodity Index, the Russell 3000® Index, the Merrill Lynch 3-Month T-Bill, and the MSCI All-Country World Ex-U.S. Index and are weighted based on each Fund’s respective target allocations to the asset classes to which such benchmarks relate.

3   A description of the Morningstar Category Average is detailed on the Disclosure page.

ABA Retirement Funds
Fund Performance
Periods Ended September 30, 2012

Morningstar Category Average Disclosure (Note - Morningstar categories are not available for the Stable Asset Return Fund, the Real Asset Return Fund or the Alternative Alpha Fund)

In an effort to distinguish funds by the portfolios, objectives and styles, Morningstar developed the Morningstar Categories. While the objective identified in the Prospectus states a Fund’s investment goals based on the stated fund objective, the Morningstar Category identifies funds based on their actual investment styles as measured by their underlying portfolio holdings (portfolio and other statistics over the past three years). Morningstar category averages are equal-weighted category returns. The calculation is the average of the returns for all the funds in a given category. The standard category average calculation is based on constituents of the category at the end of the period.

Bond Core Plus Fund & Bond Index Fund (Morningstar Category: Intermediate Term Bond)	Lifetime Income Retirement Date Fund (Morningstar Category: Retirement Income)
Intermediate-term bond portfolios invest primarily in corporate and other investment-grade U.S. fixed-income issues and have durations of 3.5 to 6 years (or, if duration is unavailable, average effective maturities of 4 to 10 years). These portfolios are less sensitive to interest rates, and therefore less volatile, than portfolios that have longer durations.	Retirement income portfolios provide a mix of stocks, bonds, and cash for those investors already in or entering retirement. These portfolios tend to be managed to a more conservative asset allocation strategy. These portfolios aim to provide investors with steady income throughout retirement.
Large Cap Equity Fund & Large Cap Index Equity Fund (Morningstar Category: Large Blend)	2010 Retirement Date Fund (Morningstar Category: Target Date 2000-2010)
Stocks of companies in the top 70% of capitalization of the U.S. equity market are defined as large-cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios tend to invest across the spectrum of U.S. industries, and owing to their broad exposure, the portfolios’ returns are similar to those of the S&P 500 Index.	Target date portfolios provide a diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind (in this case, the years 2000-2010) for retirement. These portfolios aim to provide investors with an optimal level of return and risk, based solely on the target date. Over time, the asset manager adjusts the allocation among asset classes to more conservative mixes as the target date approaches, following a preset glidepath. A target-date portfolio is part of a series of funds offering multiple retirement dates to investors.
Small-Mid Cap Equity Fund (Morningstar Category: Small-Mid Cap Core)	2020 Retirement Date Fund (Morningstar Category: Target Date 2016-2020)
Funds in Small-Mid Cap Core have a flexible investing strategy that allows for pursuit of investments in small and mid capitalization ranges. The style score of portfolios in this group falls in the middle of the spectrum, either because of a focus on both growth and value investing or because stocks are selected from a variety of styles. Key strategies of Small-Mid portfolios include but are not limited to, investment in smaller mid cap companies, investment in small-cap and mid-cap companies, and movement between small and mid-capitalizations.	Target date portfolios provide a diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind (in this case, the years 2016-2020) for retirement. These portfolios aim to provide investors with an optimal level of return and risk, based solely on the target date. Over time, the asset manager adjusts the allocation among asset classes to more conservative mixes as the target date approaches, following a preset glidepath. A target-date portfolio is part of a series of funds offering multiple retirement dates to investors.
International All Cap Equity Fund & International Index Equity Fund (Morningstar Category: Foreign Large Blend)	2030 Retirement Date Fund (Morningstar Category: Target Date 2026-2030)

Foreign large-blend portfolios invest in a variety of large international company stocks. Most of these portfolios divide their assets among a dozen or more developed markets, including Japan, Britain, France, and Germany. These portfolios primarily invest in stocks of companies that have market caps in the top 70% of each economically integrated market (such as Europe or Asia ex-Japan). The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios typically will have less than 20% of assets invested in U.S. stocks.

Target date portfolios provide a diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind (in this case, the years 2026-2030) for retirement. These portfolios aim to provide investors with an optimal level of return and risk, based solely on the target date. Over time, the asset manager adjusts the allocation among asset classes to more conservative mixes as the target date approaches, following a preset glidepath. A target-date portfolio is part of a series of funds offering multiple retirement dates to investors.
Balanced Fund (Morningstar Category: Moderate Allocation)	2040 Retirement Date Fund (Morningstar Category: Target Date 2036-2040)
Moderate-allocation portfolios seek to provide both capital appreciation and income by investing in three major asset classes: stocks, bonds, and cash. These portfolios tend to hold larger positions in stocks than conservative-allocation portfolios. These portfolios typically have 50% to 70% of assets in equities and the remainder in fixed income and cash.	Target date portfolios provide a diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind (in this case, the years 2036-2040) for retirement. These portfolios aim to provide investors with an optimal level of return and risk, based solely on the target date. Over time, the asset manager adjusts the allocation among asset classes to more conservative mixes as the target date approaches, following a preset glidepath. A target-date portfolio is part of a series of funds offering multiple retirement dates to investors.
Global All Cap Equity Fund (Morningstar Category: World Stock)	2050 Retirement Date Fund (Morningstar Category: Target Date 2050+)
World-stock portfolios have few geographical limitations. It is common for these portfolios to invest the majority of their assets in the U.S., Europe, and Japan, with the remainder divided among the globe’s smaller markets. These portfolios typically have 20%-60% of assets in U.S. stocks.	Target date portfolios provide a diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind (in this case, the years 2050+) for retirement. These portfolios aim to provide investors with an optimal level of return and risk, based solely on the target date. Over time, the asset manager adjusts the allocation among asset classes to more conservative mixes as the target date approaches, following a preset glidepath. A target-date portfolio is part of a series of funds offering multiple retirement dates to investors.

All Cap Index Equity Fund (Morningstar Category: All-Cap Core)	Conservative Risk Fund (Morningstar Category: Conservative Allocation)
All-cap core funds exhibit a profile broadly representative of the entire U.S. market. They maintain at least 20% exposure to each of the large, mid, and small market capitalization groups and they select stocks with a variety of growth and price characteristics. Style scores in this group will be roughly equivalent to the overall market average.	Conservative-allocation portfolios seek to provide both capital appreciation and income by investing in three major areas: stocks, bonds, and cash. These portfolios tend to hold smaller positions in stocks than moderate-allocation portfolios. These portfolios typically have 20% to 50% of assets in equities and 50% to 80% of assets in fixed income and cash.

Mid Cap Index Equity Fund (Morningstar Category: Mid-Cap Blend)	Moderate Risk Fund (Morningstar Category: Moderate Allocation)
The typical mid-cap blend portfolio invests in U.S. stocks of various sizes and styles, giving it a middle-of-the-road profile. Most shy away from high-priced growth stocks, but aren’t so price conscious that they land in value territory. The U.S. mid-cap range for market capitalization typically falls between $1 billion-$8 billion and represents 20% of the total capitalization of the U.S. equity market. The blend style is assigned to portfolios where neither growth nor value characteristics predominate.	Moderate-allocation portfolios seek to provide both capital appreciation and income by investing in three major areas: stocks, bonds, and cash. These portfolios tend to hold larger positions in stocks than conservative-allocation portfolios. These portfolios typically have 50% to 70% of assets in equities and the remainder in fixed income and cash.

Small Cap Index Equity Fund (Morningstar Category: Small-Cap Blend)	Aggressive Risk Fund (Morningstar Category: Aggressive Allocation)

Small-blend portfolios favor U.S. firms at the smaller end of the market-capitalization range. Some aim to own an array of value and growth stocks while others employ a discipline that leads to holdings with valuations and growth rates close to the small-cap averages. Stocks in the bottom 10% of the capitalization of the U.S. equity market are defined as small-cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate.

Aggressive-allocation portfolios seek to provide capital appreciation by investing in stocks. These portfolios tend to hold larger positions in stocks than moderate-allocation portfolios. These portfolios typically have 70-90% of assets in equities.

Index Definitions

Standard & Poor’s Mid Cap 400 ® Index	MSCI All Country World ex US Index
Includes approximately 10% of the capitalization of U.S. equities. Represented by 400 companies whose capitalization range is between $250 million to $5 billion. S&P 400 is a registered service mark of The McGraw-Hill Companies, Inc.	MSCI All Country World ex US index is an equity benchmark for international stock performance that aims to capture 85% of the (publicly available) total market capitalization of developed and emerging market countries excluding the U.S.
Standard & Poor’s 500 ® Index	Real Asset Return Fund
The S&P 500 is comprised of 500 stocks representing major U.S. industrial sectors. Performance figures are inclusive of dividends reinvested. S&P 500 is a registered service mark of The McGraw Hill Companies, Inc.	The Composite Benchmark for the Real Asset Return Fund is the composite performance of the benchmarks for the three underlying asset classes to which the Real Asset Return Fund allocates assets. Please refer to the Program prospectus for information concerning such benchmarks. Benchmark comparison begins July 1, 2009.
Russell 1000 ® Index	Retirement Date Funds
Russell 1000® Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000® represents approximately 92% of the U.S. market. Russell 1000 is a registered service mark of Frank Russell Company.	Composite Benchmark since inception data reflects performance from August 1, 2006. The Composite Benchmark for each of the Retirement Date Funds is the composite performance of the respective benchmarks for the underlying asset classes to which the respective Retirement Date Funds allocate assets from time to time. Please refer to the Program prospectus for information concerning the benchmarks that comprise the Composite Benchmark. Benchmark comparison begins August 1, 2006.
Russell 2000 ® Index	Target Risk Funds
Russell 2000® Index is an equity index representing 2,000 of the smallest companies within the larger Russell 3000® Index. Often looked at as one benchmark for small stock investors. Russell 2000 is a registered service mark of Frank Russell Company.	The Composite Benchmark for each of the Target Risk Funds is the composite performance of the respective benchmarks for the underlying asset classes to which the respective Target Risk Funds allocate assets. Please refer to the Program prospectus for information concerning such benchmarks. Benchmark comparison begins July 1, 2009.
Russell 2500 ® Index	Stable Asset Return Fund Index
Russell 2500® Index measures the performance of the small to mid-cap segment of the U.S. equity universe. The Russell 2500 Index is a subset of the Russell 3000 Index. It includes approximately 2500 of the smallest securities based on a combination of their market cap and current index membership. Russell 2500 is a registered service mark of Frank Russell Company.	The Three Year Constant Maturity Treasury Yield is derived by un-annualizing the monthly 3 year constant maturity treasury yield published by the Federal Reserve.
Russell 3000 ® Index	Barclays Capital U.S. Aggregate Bond Index
Russell 3000® Index is composed of the 3,000 largest U.S. companies by market capitalization, representing approximately 98% of the U.S. equity market. The returns published for the index are total returns, which include reinvestment of dividends. Russell 3000 is a registered service mark of Frank Russell Company.	Barclays Capital U.S. Aggregate Bond Index is a market value-weighted index of investment-grade fixed- rate debt issues, including government, corporate, asset-backed and mortgage securities, with maturities of one year or more.
MSCI All Country World Index	For additional information, please contact:
MSCI All Country World index is an equity benchmark for both U.S. and non-U.S. stock performance that aims to capture large and mid-cap representation across 24 Developed and 21 Emerging Markets countries. With over 2,500 constituents, the index covers approximately 84% of the global investable equity opportunity set.	ABA Retirement Funds Program
P.O. Box 5142
	Boston, MA 02206-5142	ABARF912INVRES
	(800) 348-2272	C11-0908-001 (9/12)
www.abaretirement.com